UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

November 9, 2026

Messrs.

CNV

BYMA

MAE

SEC

Ref: Material fact: Acquisition of Shares in Latam Downstream Holding Ltd.

Dear Sirs:

We hereby write to you in compliance with the requirements of the Rules of the Argentine Securities Commission (Comisión Nacional de Valores) and the applicable rules of ByMA and A3 Mercados.

We inform to our investors that our subsidiary Edenor Inversiones S.A.U., has subscribed an equity interest representing 20% of the share capital and voting rights of Latam Downstream Holdings Ltd., the controlling company of Signar Energy S.A.U. (formerly Latam Downstream Argentina S.A.U.), Latam Downstream Energina S.A., Silver Project I S.A.U., Deheza S.A.I.C.F. e I. and Estación Lima S.A. (collectively, the “Subsidiaries”) which operates in the hydrocarbon refining sector, and who holds 3.5% of Terminales Marítimas Patagónicas S.A., dedicated to hydrocarbon transportation (the “Transaction”), which comprises a cash payment (considering certain Subsidiaries´ debt assumed by LTDH),. The Transaction also contemplates the execution of agreements and other related documents between the Company and the other shareholders, setting forth rights, obligations, undertakings and guarantees customary for transactions of this nature.

The investment forms part of Edenor’s growth strategy and is aligned with the Company’s objective of creating value by contributing to the energy transition, including the growing role of electricity in users’ mobility, improving public transportation efficiency, and promoting distributed generation to build a more efficient, sustainable and participatory energy system.

Lucia Ramallo
Market Relations Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 9, 2026